UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(CUSIP Number)

Gerald J. Burnett
Avistar Communications Corporation
1875 South Grant St., 10th Floor
San Mateo, CA  94402
Telephone:  (650) 525-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05379X208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald J. Burnett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,946,700

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 15,946,700

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,946,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.           Security and Issuer

This Amendment No. 7 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2000 by R. Stephen Heinrichs, Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust for the benefit of Gerald J. and Marjorie J. Burnett (the “Burnett Trust”) (the “Original Schedule 13D”), and amended on October 15, 2003 (“Amendment No. 1”), November 14, 2003 (“Amendment No. 2”), January 25, 2008 (“Amendment No. 3”), June 17, 2008 (“Amendment No.4”), January 22, 2009 (“Amendment No.5”) and March 29, 2011 (“Amendment No.6”) by Dr. Burnett.  This Amendment relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 1875 South Grant Street, 10th Floor, San Mateo, CA  94402.  The following amendment to the Schedule 13D is hereby made.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.           Identity and Background

(a) This Amendment is being filed by Gerald J. Burnett.

(b) Dr. Burnett’s address is c/o Avistar Communications Corporation, 1875 South Grant St., 10th Floor, San Mateo, California  94402.

(c) Until January 2008, Dr. Burnett was employed by the Issuer as its President and Chief Executive Officer.  Dr. Burnett continues to serve as chairman and a member of the board of directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)  Dr. Burnett is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.           Purpose of Transaction

On December 23, 2011, Dr. Burnett disposed of and transferred an aggregate of 468,000 shares of the Issuer’s Common Stock to certain family members by way of bona fide gift and not for valuable consideration.

Item 5.           Interest in Securities of the Issuer

(a)   Dr. Burnett beneficially owns 15,946,700 shares of the Issuer’s common stock in a revocable trust, or 40.4% of the 39,427,597 shares of Issuer’s common stock outstanding as of September 30, 2011.  Dr. Burnett has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

Dr. Burnett currently holds options to purchase common stock of the Issuer totaling 125,000 shares, of which options to purchase 70,832 shares are exercisable within 60 days of September 30, 2011.

Dr. Burnett also beneficially owns a 4.5% Convertible Subordinated Secured Note due 2013 in the principal amount of $3.0 million which is convertible into common stock of the Issuer at an initial conversion price per share of $0.70 on or after March 29, 2012.  Dr. Burnett has the sole power to dispose and direct the disposition of the Note.

(b)   There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of common stock referenced in paragraph 5(a).

(c)   Except for reported herein, Dr. Burnett has not engaged in any transactions in the common stock of the Issuer during the past 60 days.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Burnett has entered into a revocable trust agreement for estate planning purposes through which he owns all of his interests in the Issuer.  Dr. Burnett has the sole voting and dispositive power over shares held by the Burnett Trust and may revoke the trust in his sole discretion.

Item 7.           Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald J. Burnett, Trustee
Gerald J. Burnett, Trustee

Date: January 2, 2012